FORM 4
                                                          OMB APPROVAL
[ ] Check this box if no longer subject          OMB Number:       3235-0287
    to Section 16. Form 4 or Form 5              Expires: September 30, 1998
    obligations may continue.  See               Estimated average burden
    Instructions 1(b).                           hours per response .....0.5


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

_______________________________________________________________________________
1. Name and Address of Reporting Person

  Watson              David                 W.
-----------------------------------------------------
   (Last)            (First)            (Middle)

c/o Armor Holdings, Inc.
13386 International Parkway
-----------------------------------------------------
                     (Street)

Jacksonville              FL            32218
-----------------------------------------------------
   (City)               (State)         (Zip)

_______________________________________________________________________________
2. Issuer Name and Ticker or Trading Symbol


   Armor Holdings, Inc. (ABE)

_______________________________________________________________________________
3. IRS or Social Security Number of Reporting Person (Voluntary)

   ###-##-####

_______________________________________________________________________________
4. Statement for Month/Year

   October 1997

_______________________________________________________________________________
5. If Amendment, Date of Original (Month/Year)



_______________________________________________________________________________
6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ ] Director
   [X] Officer (give title below)
   [ ] 10% Owner
   [ ] Other (specify below)

   Vice President and Chief Financial Officer
   --------------------------------------------------

   --------------------------------------------------

_______________________________________________________________________________
7. Individual or Joint/Group Filing (Check Applicable Line)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person
_______________________________________________________________________________

                    TABLE I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------

          1.                2.           3.                     4.                       5.           6.          7.
---------------------    --------    ----------   ------------------------------    -----------   ----------  ----------
                                                                                    Amount of     Owner-
                                                                                    Securities    ship
                         Trans-      Trans-          Securities Acquired (A)        Beneficially  Form:
                         action      action          or Disposed of (D)             Owned at      Direct      Nature of
                         Date        Code            (Instr. 3, 4 and 5)            End of        (D) or      Indirect
Title of                 (Month/     (Instr. 8)   ----------------------------      Month         Indirect    Beneficial
Security                  Day/       ----------     Amount    (A) or    Price       (Instr.       (I)         Ownership
(Instr. 3)                Year)      Code   V                   (D)                 3 and 4)      (Instr. 4)  (Instr. 4)
---------------------    --------    ----  ----   -----------  ------  ---------    -----------   ----------  ----------
Common Stock               -          -                -         -        -              0           -











Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

                                                                         (Over)
                                                                SEC 1474 (7-96)

                     TABLE II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                             (e.g. puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------

     1.        2.       3.         4.         5.             6.                 7.           8.         9.         10.       11.
----------  --------  --------  --------  ----------    ------------      --------------   ------  ----------  --------- ----------
                                                                           Title and                           Ownership
                                          Number of     Date Exer-         Amount of                           Form of
                                          Derivative    cisable and        Underlying              Number of   Deriv-
                                          Securities    Expiration         Securities      Price   Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of      Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-  Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative   cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-  Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity     End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr. Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)     (Instr. 4)   4)       (Instr. 4)
----------  --------  --------  ---- ---  ----  ----    -------  -----    -----   ------   ------  ----------  --------  ----------

Employee
Stock
Options
(Right to   $10.4375                                                       Common
buy)*        per share 9/2/97    A        75,000           *    9/2/2007   Stock   75,000             75,000      D






Explanation of Responses:
*See Schedule A attached hereto and made a part hereof.



              /s/ David W. Watson                          November 6, 1997
              ----------------------------------------     --------------------
               ** Signature of Reporting Person                    Date

                  DAVID W. WATSON

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                         Page 2
                                                                SEC 1474 (7-96)

                                SCHEDULE A

                         EXPLANATION OF RESPONSES
                           FOR DAVID W. WATSON
                        -------------------------

        *These options were granted under the Armor Holdings, Inc. (the "Company") Amended and Restated 1996 Stock Option Plan as of September 2, 1997, at an exercise price of $10.4375 per share, subject to the approval of the Board of Directors of the Company. The options were approved by the Board of Directors on October 29, 1997. These options vest in equal 1/3 increments on September 2, 1998, 1999 and 2000. Such options do not become exercisable until September 2, 2000, except under certain conditions.